Prime Number Holding Limited

1129 Northern Blvd., Suite 404

Manhasset, NY 11030

June 21, 2023

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Prime Number Holding Limited

Registration Statement on Form F-4

Filed May 17, 2023

File No. 333-271994

Dear SEC Officers:

We hereby provide PubCo response to the comments issued in a letter dated June 1, 2023 (the “Letter”) regarding the Prime Number Holding Limited’s (“we” or “PubCo”) registration statement on Form F-4. Contemporaneously, we are filing an Amendment No. 1 to the Registration Statement on Form F-4 publicly via Edgar (the “Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form F-4 filed May 17, 2023

General

1.	The second paragraph of the cover page indicates that rights will be issued in the transaction; however, your fee table does not include rights. Please revise or advise. Ensure your legality opinions address any rights that will be issued

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised pages 2, 5, 20, 35, 36, 111, and 112.

2.	We note you have two sections titled "Management's Discussion and Analysis of Financial Condition and Results of Operations of noco-noco" beginning on pages 205 and 213. Please revise or advise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have consolidated the two sections as provided on pages 205-213.

3.	Please tell us, with a view toward disclosure, whether you have received notice from the underwriters or any other firm engaged in connection with the SPAC’s initial public offering about ceasing involvement in your transaction and how that may impact your deal, including the deferred underwriting compensation owed for the SPAC’s initial public offering.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised pages 44 and 135.

Unaudited Pro Forma Condensed Combined Financial Information, page 151

4.	We note that on November 22, 2022, noco-noco entered into an exclusive, irrevocable license-in agreement with 3DOM Alliance, pursuant to which you are obligated to pay a one-off, refundable prepayment of the royalty of $30 million to 3DOM Alliance and the prepayment shall be payable over a series of installments after the consummation of the Business Combination. Please explain why the liability and required payment is not reflected in the historical and pro forma financial statements. Additionally, expand your disclosures to describe what the royalty is for, why your are prepaying, and for which circumstances the prepayment is refundable.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised disclosure on pages 197, 210, and 226, of the Registration Statement. To the extent that the comment requests an explanation over why the liability and required payment is not reflected in the historical financial statements, we respectfully advise that the accounting treatment of the unpaid upfront payment (or as the Staff references, the “prepayment”) is in conformity with the U.S. GAAP. We looked to ASC 450 Contingencies for guidance. We believed that it’s not probable that an obligation has been incurred as of December 31, 2022 because the business combination was not considered probable until it is consummated. As a result, we did not accrue for this liability as of December 31, 2022.

We also referenced to the guidance of Section 3220.3 of the Financial Reporting Manual of the Commission’s Division of Corporate Finance, in regards to whether the upfront payment is required to be reflected in the pro forma financial statements. We respectfully advise the Staff that the Company is taking a conservative approach since no Transaction Financing is included in the pro forma adjustments due to the lack of signed agreements. While the event is factually supported by the license-in agreement, we are of the view that no pro forma adjustment is required as the amount to pay upfront will be assessed accordingly to our capital needs and liquidity. In addition, NOCO-NOCO PTE. LTD. (“Noco-Noco”) has not finalized the installment plans in the agreed license-in agreement with 3DOM Alliance. As such, the upfront payment will not impact the historical/pro forma financial statements of Prime Number Acquisition I Corp., Noco-Noco, or the PubCo, as applicable.

Noco-noco Pte. Ltd.

Unaudited Condensed Combined Statement of Operations, page 154

5.	Please revise the research and development line item for the historical entity that incurred the costs of $137,412, or remove from the amounts from pro forma combined columns, accordingly.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page 154.

Unaudited Condensed Combined Statement of Operations, page 154

6.	Please change the title to read Unaudited “Pro Forma” Condensed Combined Statement of Operations.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page 154.

7.	We note that you included noco-noco’s statement of operations for the six-month ended December 31, 2022. Please revise to present noco-noco’s statement of operations for the year ended December 31, 2022. In a separate note, disclose how you derived noco noco’s operations for the year ended December 31, 2022, by adding its statement of operations for the six months ended June 30, 2022, and the statement of operations for the six months ended December 31, 2022. Revise all disclosures and tables related to Pro Forma information based on this comment.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page 157.

8.	Also in this regard, you referred to Note 5 on page 155. Note 5 is not included in this filing. Revise your disclosure based on the above comment.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page 157.

9.	You disclosed on page 155 that Subco’s audited statement of operations for the year ended December 31, 2022 is included elsewhere in this proxy statement/prospectus. The audited statement of operations of Subco is for the year ended June 30, 2022. Please revise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page 155.

Note 1 Basis of Presentation, page 155

10.	Please disclose that the pro forma information reflects a PubCo Per Share Price of $10.25 based on the estimated redemption price of $10.25 per share as of September 30, 2022, if true.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised pages 155.

Note 3 Adjustments to Unaudited Pro forma Condensed Combined Statement of Financial Position, page 156

11.	Regarding adjustment d). Please tell us which entity has incurred or will incur the estimated transaction costs of $3,754,271. In this regard, we remind you that certain transaction costs incurred by the accounting acquirer, noco-noco, my be offset in additional paid-in capital, however costs incurred by PNAC are considered costs of the merger and should be recorded in accumulated deficit and classified as expenses in your pro forma statement of operations.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised disclosure on page 156 of the Registration Statement. We further advise the Staff that a downward adjustment of $2.7 million in the transaction costs has been made, because Noco-Noco’s shareholders have agreed to pay their respective stamp duty in connection with the Share Exchange, which was previously agreed to be paid by Noco-Noco and subsequently assumed by the PubCo as provided in the Business Combination Agreement of December 29, 2022. We further advise the Staff that the revised transaction costs of $1.05 million will be paid by Noco-Noco and subsequently assumed by the PubCo.

Noco-noco’s Business

Legal Proceedings, page 204

12.	We note your added disclosure on page 68 that you are currently involved in civil litigation relating to an alleged breach of a share swap agreement. Please advise whether the outcome of the civil litigation would materially effect your business. If so, revise this section accordingly.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised pages 68 and 204.

Noco-Noco Pte. Ltd.

Unaudited Condensed Combined Balance Sheets, page F-2

13.	The sum of the total current liabilities of $1,877,603, and the operating lease liability-non current of $124,198 is $2,002,521. Please revise.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page F-2.

Exhibits

14.	Exhibits 3.3 and 3.4 are not in a text-searchable format. Please file revised exhibits.

Response: We respectfully advise the Staff that Exhibits 3.3 and 3.4 have been refiled in text-searchable format.

15.	Paragraphs 2(f) and 2(i) appear to involve inappropriate assumptions by counsel. Please file a revised opinion.

Response: We respectfully advise the Staff that we have refiled the revised opinion as Exhibit 5.1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Dongfeng Wang
Dongfeng Wang

cc:	Arila Zhou, Esq.
Robinson & Cole LLP